Exhibit 99.2

EXPLANATORY NOTE

Studio City Finance Limited’s Quarterly Report

for the Three and Nine Months Ended September 30, 2017

This quarterly report serves to provide holders of Studio City Finance Limited’s US$825,000,000 8.50% senior notes due 2020 (the “Studio City Finance Notes”) with Studio City Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and nine months ended September 30, 2017, together with the related information, pursuant to the terms of the indenture, dated November 26, 2012, relating to the Studio City Finance Notes. Studio City Finance Limited is a 60% owned subsidiary of Melco Resorts & Entertainment Limited.

Studio City Finance Limited

Report for the Third Quarter of 2017

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•	“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the Studio City Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (equivalent to approximately US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to approximately US$129,000) term loan facility;

•	“Altira Macau” refers to an integrated casino and hotel development located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•	“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“Concessionaire(s)” refers to the holder(s) of a concession for the operation of casino games in Macau;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“Gaming Operator” or “Melco Resorts Macau” refers to Melco Resorts (Macau) Limited (formerly known as Melco Crown (Macau) Limited), a company incorporated under the laws of Macau that is a wholly owned subsidiary of Melco, the holder of a subconcession under the Subconcession Contract and the operator of Studio City Casino;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Land Grant” refers to the land concession by way of lease, for a period of 25 years as of October 17, 2001, subject to renewal, for a plot of land situated in Cotai, Macau, described with the Macau Immovable Property Registry under No. 23059 and registered in Studio City Developments Limited’s name under inscription no. 26642 of Book F, titled by Dispatch of the Secretary for Public Works and Transportation no. 100/2001 of October 9, 2001, published in the Macau Official Gazette no. 42 of October 17, 2001 as amended by Dispatch of the Secretary for Public Works and Transportation no. 31/2012 of July 19, 2012, published in the Macau Official Gazette no. 30 of July 25, 2012, and by Dispatch of Secretary for Public Works and Transportation no. 92/2015 of September 10, 2015, published in the Macau Official Gazette no. 38 of September 23, 2015 and including any other amendments from time to time to such land concession;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•	“Master Services Agreements” refers to the services agreements (including work agreements) and arrangements for non-gaming services entered into on December 21, 2015 between SCI and certain of its subsidiaries, on the one hand, and certain Melco Affiliates, on the other hand, under which SCI and its subsidiaries and Melco Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau;

•	“MCE Cotai” refers to MCE Cotai Investments Limited, a subsidiary of Melco and a shareholder of SCI;

•	“Melco” refers to Melco Resorts & Entertainment Limited, a company incorporated in the Cayman Islands with its American depositary shares listed on the NASDAQ Global Select Market, and which, through its subsidiary MCE Cotai, ultimately owns a 60% interest in SCI;

•	“Melco Affiliates” refers to the subsidiaries of Melco other than SCI and its subsidiaries;

•	“New Cotai” refers to New Cotai, LLC, a Delaware limited liability company owned by New Cotai Holdings;

•	“New Cotai Holdings” refers to New Cotai Holdings, LLC, a Delaware limited liability company, and which, through its subsidiary New Cotai, ultimately owns a 40% interest in SCI;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•	“Project Costs” refers to the construction and development costs and other project costs, including licensing, financing, interest, fees and pre-opening costs, of Studio City;

•	“remaining project” refers to the part of the Studio City project with approximately a gross floor area of 229,968 square meters, which is required to be developed under the land concession contract;

•	“SCI” refers to an indirect parent of our company, Studio City International Holdings Limited, a company incorporated in the British Virgin Islands with limited liability;

•	“Services and Right to Use Arrangements” refers to the agreement entered into among, inter alia, Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements thereunder;

•	“Shareholders Agreement” refers to the agreement dated July 27, 2011, as amended by the amendments dated September 25, 2012, May 17, 2013, June 3, 2014 and July 21, 2014, among MCE Cotai, New Cotai, Melco and SCI governing the relationship in connection with, and the conduct and operations of, SCI and its subsidiaries and the terms of further capital investment in SCI;

•	“Site” or “Land” refers to the plot of land situated in Macau, at the Cotai reclaimed land area, with a gross area of approximately 1.4 million square feet (130,789 square meters), described at the Macau Immovable Property Registry under no. 23059, and registered in Studio City Developments Limited’s name under inscription no. 26642 of Book F, titled by Dispatch of the Secretary for Public Works and Transportation no. 100/2001 of October 9, 2001, as amended by Dispatch of the Secretary for Public Works and Transportation no. 31/2012 of July 19, 2012, published in the Macau Official Gazette no. 30 of July 25, 2012, and by Dispatch of Secretary for Public Works and Transportation no. 92/2015 of September 10, 2015, published in the Macau Official Gazette no. 38 of September 23, 2015, comprised of lots G300, G310 and G400, denoted by the letter “A” on map no. 5899/2000 issued by Macau Cartography and Cadastre Bureau on January 3, 2012;

•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, a British Virgin Islands company;

•	“Studio City Company Notes” refers to, collectively, the US$350.0 million aggregate principal amount of 5.875% senior notes due 2019 and the US$850.0 million aggregate principal amount of 7.250% senior notes due 2021, each issued by Studio City Company on November 30, 2016;

•	“Studio City Entertainment” refers to our subsidiary, Studio City Entertainment Limited, a Macau company;

•	“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company as borrower and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) and revolving credit facility of HK$775,420,000 (equivalent to approximately US$100.0 million), and which has been amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

•	“Subconcession Contract” refers to the subconcession contract executed between the Gaming Operator and Wynn Resorts (Macau) S.A., or Wynn Resorts Macau, on September 8, 2006, that provides for the terms and conditions of the subconcession granted to the Gaming Operator by Wynn Resorts Macau;

•	“Subconcessionaire(s)” refers to the holder(s) of a subconcession for the operation of casino games in Macau;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we,” “us,” “our,” “our company” and “the Company” refer to Studio City Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2017.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry, and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash used to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming concessionaire or subconcessionaire

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a rolling chip patron sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market player”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market players who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip patron who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market players

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

Although we have certain expenses and revenues denominated in Pataca, our revenues and expenses are denominated predominantly in H.K. dollar and, in connection with a portion of our indebtedness and certain expenses, in U.S. dollar. Unless otherwise noted, all translations from H.K. dollar to U.S. dollar and from U.S. dollar to H.K. dollar in this quarterly report were made at a rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on September 30, 2017 in New York City for cable transfers in H.K. dollar per U.S. dollar, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.8110 to US$1.00. On November 24, 2017, the noon buying rate was HK$7.8087 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or H.K. dollar, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 to MOP1.03. All translations from Pataca to U.S. dollar in this quarterly report were made at the exchange rate of MOP8.0134 to US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Pataca.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2016. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Results of Operations

Studio City is a world-class gaming, retail and entertainment resort located in Cotai, Macau. During the third quarter of 2017, Studio City Casino had approximately 245 mass market gaming tables and approximately 970 gaming machines operating. The mass market focus of Studio City Casino is complemented with junket and premium direct VIP rolling chip operations, which include 45 VIP rolling chip tables. Studio City’s cinematically-themed integrated resort is designed to attract a wide range of customers by providing highly differentiated non-gaming attractions, including the world’s first figure-8 Ferris wheel, a Warner Bros.- themed family entertainment center, a 4-D Batman flight simulator, a 5,000-seat live performance arena and the exclusive Pacha night club. Studio City features approximately 1,600 luxury hotel rooms, diverse food and beverage establishments and approximately 35,000 square meters of complementary retail space. Studio City was named Casino/Integrated Resort of the Year in 2016 by the International Gaming Awards.

Studio City Casino is operated by the Gaming Operator, one of the subsidiaries of Melco and a holder of a gaming subconcession, and we operate the non-gaming businesses of Studio City.

Studio City sits within a ring-fenced credit group separate from its shareholders and Studio City’s debt obligations are not guaranteed by its shareholders. In particular, Melco is not a guarantor under the 2021 Studio City Senior Secured Credit Facility, the Studio City Finance Notes or the Studio City Company Notes. As such, SCI and its shareholders are not contractually required to provide any additional financial support to Studio City with respect to the Studio City debt obligations.

The plan for the additional development on the remaining land on which Studio City is located remains at an early stage and is subject to various conditions. The remaining project may include a hotel and related amenities. We expect to have significant capital expenditures in the future if we continue to expand our existing operations at Studio City and develop the remaining project.

In October 2016, we filed an application with the Macau government requesting an extension of the development period for the land under the land concession contract. Such application is currently under review by the Macau government. If the Macau government does not grant us an extension of the development period and we fail to complete the remaining project by the deadline under the land concession contract, we may be forced to forfeit all or part of our investment in Studio City.

The Adjusted EBITDA for Studio City as mentioned in Melco’s unaudited third quarter 2017 earnings release dated November 2, 2017 does not reflect the intra-Melco group fees for the Master Services Agreements charged to Studio City Finance Limited and its subsidiaries and the costs related to VIP rolling chip operations at Studio City Casino under the Services and Right to Use Arrangements. The consolidated financials of Studio City Finance Limited contained in this report reflect such intra-Melco group fees charged and the costs related to VIP rolling chip operations at Studio City Casino under the Services and Right to Use Arrangements. In addition, the Adjusted EBITDA for Studio City mentioned above includes operating income or losses generated at Studio City by SCI’s subsidiaries which are not subsidiaries of Studio City Finance Limited. Such operating income or losses are not included in the consolidated financials of Studio City Finance Limited. The total variance resulting from the above differences for the third quarter of 2017 is approximately US$17 million.

Three Months Ended September 30, 2017 Compared to Three Months Ended September 30, 2016

For the third quarter of 2017, our total net revenues were US$141.3 million, an increase of US$26.7 million from US$114.6 million of net revenues for the third quarter of 2016. The increase in total net revenues was primarily due to the increase in revenues from the provision of gaming related services as a result of the commencement of rolling chip operations in Studio City Casino in November 2016 and better performance in the mass market table games segment, partially offset by decreased non-gaming revenue.

Net loss attributable to Studio City Finance Limited for the third quarter of 2017 was US$4.5 million, a decrease of US$35.7 million from a net loss attributable to Studio City Finance Limited of US$40.1 million for the third quarter of 2016, primarily due to increased revenues from the provision of gaming related services mentioned above.

Studio City generated casino revenues of US$353.5 million and US$190.7 million for the third quarters of 2017 and 2016, respectively. Rolling chip volume was US$5.1 billion and the rolling chip win rate was 4.0% in the third quarter of 2017. Mass market table games drop increased to US$747.1 million compared with US$657.6 million in the third quarter of 2016. The mass market table games hold percentage was 25.0% in the third quarter of 2017 compared to 25.5% in the third quarter of 2016. Gaming machine handle for the third quarter of 2017 was US$581.2 million, compared with US$587.9 million in the third quarter of 2016. The gaming machine win rate was 3.3% in the third quarter of 2017 versus 3.9% in the third quarter of 2016. After the reimbursement to Melco Resorts Macau for the costs incurred in connection with its operation of the Studio City Casino pursuant to the Services and Right to Use Arrangements, US$80.5 million and US$46.5 million were recognized as revenues from the provision of gaming related services for the third quarters of 2017 and 2016, respectively.

Total non-gaming revenue at Studio City for the third quarter of 2017 was US$61.5 million, compared with US$69.0 million for the third quarter of 2016.

Total net non-operating expenses for the third quarter of 2017 were US$39.3 million, which mainly included interest expenses of US$38.1 million and other finance costs of US$2.0 million, as compared to total net non-operating expenses of US$39.6 million for the third quarter of 2016, which mainly included interest expenses of US$33.1 million and other finance costs of US$7.3 million.

Depreciation and amortization costs of US$43.8 million were recorded in the third quarter of 2017, of which US$0.8 million was related to the amortization of land use right.

Nine Months Ended September 30, 2017 Compared to Nine Months Ended September 30, 2016

For the nine months ended September 30, 2017, our total net revenues were US$393.7 million, an increase of US$91.1 million from US$302.6 million of net revenues for the nine months ended September 30, 2016. The increase in total net revenues was primarily due to the increase in revenues from the provision of gaming related services as a result of the commencement of rolling chip operations in Studio City Casino in November 2016 and better performance in mass market table games segment, partially offset by decreased non-gaming revenue.

Net loss attributable to Studio City Finance Limited for the nine months ended September 30, 2017 was US$47.6 million, a decrease of US$121.8 million from a net loss attributable to Studio City Finance Limited of US$169.4 million for the nine months ended September 30, 2016, primarily due to the increased revenues from the provision of gaming related services mentioned above.

Liquidity and Capital Resources

Up through the opening of Studio City, our principal sources of liquidity included shareholder equity contributions, loan facilities and senior notes facilities to meet our project development needs. Following the opening of Studio City in October 2015, we relied on, and intend to continue to rely on, our cash generated from our operations and our debt and equity financings. On August 14, 2017, SCI announced it submitted on a confidential basis to the U.S. Securities and Exchange Commission a draft registration statement for a possible initial public offering of American depositary shares representing ordinary shares of SCI.

As of September 30, 2017, we held cash and cash equivalents of US$339.4 million, a bank deposit with original maturity over three months of US$4.9 million and restricted cash of US$50.9 million. Restricted cash represented certain bank account balances required to be maintained in accordance with the terms of the respective agreements of the Studio City Finance Notes, the Studio City Company Notes and the 2021 Studio City Senior Secured Credit Facility. The revolving credit facility under the 2021 Studio City Senior Secured Credit Facility remains available for future drawdown, subject to satisfaction of certain conditions precedent.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
	(In thousands of US$)
Net cash provided by (used in) operating activities	$65,909	$37,541	$88,423	$(11,612)
Net cash (used in) provided by investing activities	(47,997)	(19,067)	(77,802)	9,920
Cash used in financing activities	—	(38,870)	(1,259)	(46,539)

Net increase (decrease) in cash and cash equivalents	17,912	(20,396)	9,362	(48,231)
Cash and cash equivalents at beginning of period	321,528	248,649	330,078	276,484

Cash and cash equivalents at end of period	$339,440	$228,253	$339,440	$228,253

Operating Activities

Operating cash flows are generally affected by changes in operating income and receivable related to provision of gaming related services and hotel operations and the remainder of the business, including food and beverage and entertainment, is conducted primarily on a cash basis.

Net cash provided by operating activities was US$65.9 million for the three months ended September 30, 2017, as compared to net cash provided by operating activities of US$37.5 million for the three months ended September 30, 2016. Net cash provided by operating activities was US$88.4 million for the nine months ended September 30, 2017, as compared to net cash used in operating activities of US$11.6 million for the nine months ended September 30, 2016. The change for the three and nine months ended September 30, 2017 compared to the same periods in 2016, was primarily due to the improvement in underlying performance as described in the foregoing sections.

Investing Activities

Net cash used in investing activities was US$48.0 million for the three months ended September 30, 2017 as compared to net cash used in investing activities of US$19.1 million for the three months ended September 30, 2016. The change was primarily due to an increase in restricted cash and placement of a bank deposit with original maturity over three months in the three months ended September 30, 2017, partially offset by a decrease in capital expenditure payments. Net cash used in investing activities for the three months ended September 30, 2017 mainly included an increase in restricted cash of US$38.1 million, placement of a bank deposit with original maturity over three months of US$4.9 million and capital expenditure payments of US$3.4 million.

Net cash used in investing activities for the three months ended September 30, 2016 mainly included capital expenditure payments of US$24.1 million, partially offset by a decrease in restricted cash of US$4.5 million.

Net cash used in investing activities was US$77.8 million for the nine months ended September 30, 2017 as compared to net cash provided by investing activities of US$9.9 million for the nine months ended September 30, 2016. The change was primarily due to an increase in restricted cash in the current period, partially offset by a decrease in capital expenditure payments. Net cash used in investing activities for the nine months ended September 30, 2017 mainly included an increase in restricted cash of US$38.1 million, capital expenditure payments of US$32.0 million and placement of a bank deposit with original maturity over three months of US$4.9 million.

Net cash provided by investing activities for the nine months ended September 30, 2016 mainly included a decrease in restricted cash of US$109.0 million and proceeds from the sale of property and equipment and other long-term assets of US$4.5 million, offset by capital expenditure payments of US$102.9 million.

The movement of the restricted cash for the three and nine months ended September 30, 2017 and 2016 primarily related to the placement to, or withdrawal and payment from, bank accounts which are restricted in accordance with the terms of the respective agreements of the Studio City Finance Notes, the Studio City Company Notes and the Studio City Project Facility (such as payments of Studio City Project Costs and interest payments for the Studio City Finance Notes and the Studio City Company Notes).

Financing Activities

There was no cash used in or provided by any financing activity for the three months ended September 30, 2017. Cash used in financing activities was US$38.9 million for the three months ended September 30, 2016 due to the scheduled repayment of the term loan under the Studio City Project Facility.

Cash used in financing activities was US$1.3 million for the nine months ended September 30, 2017 due to the payment of debt issuance cost associated with the Studio City Company Notes and the 2021 Studio City Senior Secured Credit Facility. Cash used in financing activities was US$46.5 million for the nine months ended September 30, 2016 mainly due to the scheduled repayment of the term loan under the Studio City Project Facility and the payment of legal and professional fees incurred for amending the loan documentation for the Studio City Project Facility.

Indebtedness and Capital Contributions

The following table presents a summary of our gross indebtedness, before the reduction of debt issuance costs, as of September 30, 2017:

As of September 30, 2017
(in thousands of US$)
Studio City Company Notes	$1,200,000
Studio City Finance Notes	825,000
2021 Studio City Senior Secured Credit Facility	129

$2,025,129

There was no change in our gross indebtedness as of September 30, 2017 compared to June 30, 2017.

Prior to the opening of Studio City, MCE Cotai and New Cotai, shareholders of SCI, contributed US$1,250.0 million to Studio City and US$30.0 million for the initial design work for the remaining project in accordance with the Shareholders Agreement, representing all of the capital contributions required under the Shareholders Agreement. The Shareholders Agreement does not require MCE Cotai or New Cotai to make any additional capital contributions to SCI.

Studio City Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2017

Studio City Finance Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	September 30, 2017	December 31, 2016
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$339,440	$330,078
Bank deposit with original maturity over three months	4,884	—
Restricted cash	50,774	12,694
Accounts receivable, net	2,039	2,695
Amounts due from affiliated companies	44,211	18,190
Inventories	10,009	9,105
Prepaid expenses and other current assets	17,028	12,142

Total current assets	468,385	384,904

PROPERTY AND EQUIPMENT, NET	2,314,395	2,408,394
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	61,670	77,812
RESTRICTED CASH	130	130
LAND USE RIGHT, NET	126,502	128,995

TOTAL ASSETS	$2,971,082	$3,000,235

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$5,080	$3,368
Accrued expenses and other current liabilities	178,212	154,593
Amounts due to affiliated companies	25,100	33,469

Total current liabilities	208,392	191,430

LONG-TERM DEBT, NET	1,997,500	1,992,123
OTHER LONG-TERM LIABILITIES	14,329	17,333
DEFERRED TAX LIABILITIES	710	800

SHAREHOLDER’S EQUITY
Ordinary shares, par value $1; 50,000 shares authorized; 3 shares issued and outstanding	—	—
Additional paid-in capital	1,460,083	1,460,083
Accumulated other comprehensive losses	(65)	(65)
Accumulated losses	(701,469)	(653,836)

Total Studio City Finance Limited shareholder’s equity	758,549	806,182
Noncontrolling interests	(8,398)	(7,633)

Total equity	750,151	798,549

TOTAL LIABILITIES AND EQUITY	$2,971,082	$3,000,235

Studio City Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
OPERATING REVENUES
Provision of gaming related services	$80,498	$46,476	$213,850	$100,352
Rooms	22,787	22,318	66,241	63,750
Food and beverage	13,880	17,023	40,882	41,390
Entertainment, retail and other	24,801	29,699	74,347	101,062

Gross revenues	141,966	115,516	395,320	306,554
Less: promotional allowances	(673)	(910)	(1,647)	(4,004)

Net revenues	141,293	114,606	393,673	302,550

OPERATING COSTS AND EXPENSES
Provision of gaming related services	(6,884)	(2,226)	(19,218)	(7,834)
Rooms	(5,523)	(6,448)	(16,546)	(17,664)
Food and beverage	(11,757)	(11,600)	(35,855)	(39,733)
Entertainment, retail and other	(11,447)	(13,635)	(31,226)	(51,506)
General and administrative	(27,235)	(36,035)	(85,817)	(105,516)
Pre-opening costs	(23)	(2,715)	17	(3,393)
Amortization of land use right	(832)	(832)	(2,493)	(2,493)
Depreciation and amortization	(42,926)	(41,645)	(128,906)	(124,932)
Property charges and other	(65)	—	(4,332)	—

Total operating costs and expenses	(106,692)	(115,136)	(324,376)	(353,071)

OPERATING INCOME (LOSS)	34,601	(530)	69,297	(50,521)

NON-OPERATING INCOME (EXPENSES)
Interest income	585	321	1,349	923
Interest expenses	(38,080)	(33,128)	(114,239)	(99,096)
Other finance costs	(2,026)	(7,322)	(5,969)	(21,718)
Foreign exchange gains, net	11	321	379	738
Other income, net	231	232	695	695

Total non-operating expenses, net	(39,279)	(39,576)	(117,785)	(118,458)

LOSS BEFORE INCOME TAX	(4,678)	(40,106)	(48,488)	(168,979)
INCOME TAX CREDIT (EXPENSE)	66	(20)	90	(410)

NET LOSS	(4,612)	(40,126)	(48,398)	(169,389)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	144	—	765	—

NET LOSS ATTRIBUTABLE TO STUDIO CITY FINANCE LIMITED	$(4,468)	$(40,126)	$(47,633)	$(169,389)

Studio City Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by (used in) operating activities	$65,909	$37,541	$88,423	$(11,612)

CASH FLOWS FROM INVESTING ACTIVITIES
Changes in restricted cash	(38,078)	4,498	(38,080)	108,997
Payments for acquisition of property and equipment	(3,369)	(24,115)	(31,961)	(102,902)
Placement of bank deposit with original maturity over three months	(4,884)	—	(4,884)	—
Funds to an affiliated company	(1,242)	(635)	(2,329)	(2,380)
Advance payments and deposits for acquisition of property and equipment	(766)	(4)	(1,423)	(313)
Proceeds from sale of property and equipment and other long-term assets	342	1,189	875	4,518
Repayment of loan to an affiliated company	—	—	—	2,000

Net cash (used in) provided by investing activities	(47,997)	(19,067)	(77,802)	9,920

CASH FLOWS FROM FINANCING ACTIVITIES
Payments of deferred financing costs	—	—	(1,259)	(7,669)
Principal payments on long-term debt	—	(38,870)	—	(38,870)

Cash used in financing activities	—	(38,870)	(1,259)	(46,539)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	17,912	(20,396)	9,362	(48,231)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	321,528	248,649	330,078	276,484

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$339,440	$228,253	$339,440	$228,253

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest	$(2)	$(15,602)	$(76,161)	$(81,737)

NON-CASH INVESTING AND FINANCING ACTIVITIES
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	14,973	(515)	15,780	28,311
Change in amounts due from/to affiliated companies related to acquisition of property and equipment and other long-term assets	621	2,392	3,689	6,608
Change in prepaid expenses and other current assets related to sale of property and equipment	—	—	—	2,618
Issuance of share through settlement of advance from an affiliated company	—	942,779	—	942,779

F-4